FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM and Adobe to Simplify Delivery of Rich Content and Applications for BlackBerry Smartphones	3
2.	RIM Unveils New Services Platform for BlackBerry Developers	4
3.	RIM Announces BlackBerry Application Platform Enhancements to Foster Rich Content Development	3
4.	RIM Announces BlackBerry Academic Program	3

Document 1

November 9, 2009
FOR IMMEDIATE RELEASE

RIM and Adobe to Simplify Delivery of Rich Content and Applications for BlackBerry Smartphones

Adobe to Deliver Support for BlackBerry Smartphones within Adobe Creative Suite; RIM to Incorporate Flash Platform into BlackBerry Platform

San Francisco, CA – At the 2009 BlackBerry® Developer Conference, Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Adobe Systems Incorporated (Nasdaq: ADBE) today expanded their collaboration and announced that creative professionals and application developers will be able to use the Adobe® Flash® Platform technology and Adobe Creative Suite® content development and authoring tools to easily create rich content and application experiences for BlackBerry® smartphones.

“There is tremendous opportunity for RIM and Adobe to align our platforms to help developers create BlackBerry applications that are highly engaging and deeply integrated in order to deliver the best user experience in the market,” said Jim Balsillie, Co-CEO, Research In Motion. “We are working closely with Adobe to enable our developer communities to build rich content services and BlackBerry Widgets that leverage the latest runtime environments, APIs and network services through Adobe’s industry leading design and development tools.”

“RIM is at the forefront of driving smartphone innovation, and it’s only natural that further integrating our respective platforms will set new standards for engaging content and applications,” said Shantanu Narayen, president and CEO of Adobe. “The expanded partnership between both companies will open up great new opportunities by making it even easier for content designers and mobile application developers to create rich and compelling content for the BlackBerry platform.”

Future versions of Adobe Creative Suite starting with Adobe Creative Suite 5 will provide the ability for designers to create optimized graphic assets, such as image and video content, from tools such as Adobe Photoshop®, Adobe Illustrator® and Adobe After Effects®, for the BlackBerry platform. These graphics assets can then be easily imported into BlackBerry application development tools, including the BlackBerry® Java® Plug-in for Eclipse™ (www.blackberry.com/developers/java) and the BlackBerry® Web Plug-in for Eclipse™ (www.blackberry.com/developers/web), for use in applications and user interfaces.  Backgrounds, icons and images created with Adobe tools such as Adobe Photoshop will also be able to be used in the new BlackBerry® Theme Studio (www.blackberry.com/developers/themes) to create compelling BlackBerry themes.

Adobe Dreamweaver®, Adobe Fireworks® and Adobe Device Central software will also be enabled to support the creation and testing of BlackBerryWidgets and web content optimized for the BlackBerry® Browser. Additionally, users will be able to directly import photos and video captured on their BlackBerry smartphones and edit them using Adobe’s consumer offerings including Photoshop Elements and Photoshop.com.

The collaboration aims to accelerate the mobile application and content development workflow between BlackBerry application and web content developers and creative professionals that use Adobe tools. It will also reduce the re-creation of graphic assets and iterations that designers and developers have to go through to generate rich application user interfaces, animations, images and video content when supporting multiple platforms.

Today's news builds upon the recent announcement that the two companies are working together as part of the Open Screen Project to bring the Adobe Flash® Player browser runtime to BlackBerry smartphones. The two companies will also be collaborating to adapt other key components of the Flash Platform including Adobe AIR®.

RIM and Adobe are demonstrating a sneak peek of the enhanced mobile authoring workflow during the keynote address today at the 2009 BlackBerry Developer Conference. To learn more about this collaboration, developers can visit the BlackBerry® Developer Zone (www.blackberry.com/developers/adobe) and Adobe Developer Site (www.adobe.com/devnet).

About Adobe Flash Platform
The Adobe Flash Platform is the leading web design and development platform for creating expressive applications, content, and video that run consistently across operating systems and devices and reach over 98% of Internet‐enabled desktops. According to comScore Media Metrix, approximately 75 percent of online videos viewed worldwide are delivered using Adobe Flash technology, making it the number one format for video on the web. For more information about the Adobe Flash Platform visit www.adobe.com/flashplatform.

About Adobe Systems Incorporated
Adobe revolutionizes how the world engages with ideas and information - anytime, anywhere and through any medium.  For more information, visit www.adobe.com.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded   in  1984  and  based  in  Waterloo,  Ontario,  RIM  operates  offices in North America,

Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

RIM Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Adobe Media Contact:
Stefan Offermann
Adobe Systems
sofferma@adobe.com
408-536-4023

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Adobe® and Adobe Flash® ™ are trademarks of Adobe Systems Incorporated. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

Nov 9, 2009

RIM Unveils New Services Platform for BlackBerry Developers

Advertising, Payment, Content Push and New Location Services Will Present New Opportunities for Monetization and Innovation on the BlackBerry Application Platform

BlackBerry Developer Conference 2009 – San Francisco – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today unveiled a new services platform for developers that will enable them to streamline business processes and build highly responsive, location-aware, revenue-generating applications for BlackBerry® smartphones. The new services platform will offer advertising, payment, content push and new location services.

“The BlackBerry ecosystem is thriving and with the new services platform announced today we will help developers further monetize their applications and build breakthrough, highly responsive, location-aware applications for BlackBerry smartphones,” said Jim Balsillie, Co-CEO at Research In Motion. “RIM is continuing to provide the tools, technologies and business services that developers need to create and market even more powerful and successful applications on the BlackBerry Application Platform.”

BlackBerry Advertising Service to Create New Revenue Opportunities for Developers

The new and innovative BlackBerry® Advertising Service will enable developers to integrate advertising into their BlackBerry applications, helping them generate revenue and simplifying the business of mobile advertising. With the BlackBerry Advertising Service, RIM plans to provide developers with access to a large pool of quality and innovative ad units from trusted top tier and specialty advertising networks such as Jumptap, Lat49, Millennial Media, Navteq, 1020 Placecast, Quattro Wireless and Sympatico.ca. The service will feature ads compliant with the Mobile Marketing Association's (MMA) guidelines as well as rich media ads that will be able to deeply integrate with BlackBerry applications. Examples of this deep integration between ads and applications will include the ability to easily initiate a call from an ad, add a calendar entry or contact entry from an ad, and directly link to an application in BlackBerry App World™ from an ad. The service will also include real-time, detailed, consolidated reporting of advertising across ad networks, including ad impressions, clicks, conversions and earnings, as well as integration into the Omniture Online Marketing Suite™ for more advanced analytics.

BlackBerry Advertising Service and a software development kit (SDK) are planned to be available in the first half of 2010.

BlackBerry Payment Service to Enable In-Application Transactions and Streamlined Payment Processes

A new BlackBerry® Payment Service from RIM will present BlackBerry developers with new opportunities to monetize applications by selling digital content such as premium content, monthly or annual subscriptions, and additional levels or upgrades for games and other entertainment applications from within their applications. The BlackBerry Payment Service will also incorporate merchant services, including customer billing.

BlackBerry Payment Service and an SDK are expected to be available in mid 2010.

BlackBerry Push Service for Delivering Content and Alerts to Applications to Become Generally Available

BlackBerry® Push Service, which was first made exclusively available to BlackBerry® Alliance Program members earlier this year, will be made generally available to registered developers in the first half of 2010. BlackBerry Push Service allows developers and content providers to deliver time-sensitive alerts and up to 8 KB of data to applications.

More information about BlackBerry Push Service is available at www.blackberry.com/developers/pushservice.

New Location Services to Advance Location-Aware BlackBerry Applications

Adding to the GPS capabilities already supported on the BlackBerry Application Platform today, RIM will introduce three new location-based services for developers to build highly responsive, location-aware applications for BlackBerry smartphones. The three new location-based services include cell site geolocation, reverse geocoding and travel time.

Cell Site Geolocation – Cell site geolocation is a new service that will provide developers with an alternative to GPS, providing an estimate of a smartphone’s location based on cell tower triangulation. Cell site geolocation is generally faster than GPS, uses less battery power (which makes it ideal for applications that run in the background while multi-tasking), and is ideal for indoor use where the line-of-sight to satellites required by GPS receivers is not always available.

The cell site geolocation service is planned to be available in the first half of 2010. It will be supported on BlackBerry smartphones running BlackBerry OS 5.0 or higher.

Reverse Geocoding – RIM is introducing a new reverse geocoding service that converts geolocation coordinates to a specific address for use in BlackBerry applications. Reverse geocoding is available today with BlackBerry smartphones running BlackBerry OS 5.0 or higher. A reverse geocoding API is available with the BlackBerry® Java® Software Development Kit

5.0 (BlackBerry Java SDK 5.0) which is available in beta at http://na.blackberry.com/eng/developers/devbetasoftware/javasdk5.jsp.

Travel Time – RIM will also launch a new travel time service. Using a simple API call, developers will be able to incorporate estimated travel time within their applications for almost any destination in the US and Canada. The travel time calculations will be based on distance, speed limits and aggregated traffic conditions. The service returns values for an estimated arrival time, total travel time and total distance that can be used in an application.

The travel time service is expected to be available in the first half of 2010.

For more information and updates about the new services available to developers on the BlackBerry Application Platform, visit www.blackberry.com/developers.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

Document 3

Nov 9, 2009

RIM Announces BlackBerry Application Platform Enhancements to Foster Rich Content Development

Open GL ES Support, Java GUI Builder and Theme Studio to Help Developers Generate Dynamic User Experiences

BlackBerry Developer Conference 2009 – San Francisco – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced enhancements to the BlackBerry® Application Platform that will further enable developers to rapidly develop rich content and applications. The enhancements include support for OpenGL® ES for the development of 3D games and graphics; an upcoming Java® GUI builder for the rapid development of user interfaces for BlackBerry applications; and BlackBerry® Theme Studio for the creation of themes for BlackBerry® smartphones.

“We are making it easier than ever for developers, hobbyists and content providers to build graphic-rich experiences for BlackBerry smartphones,” said Alan Brenner, Senior Vice President, BlackBerry Platform at Research In Motion. “These new features will help drive a multitude of engaging themes, games and applications for BlackBerry smartphone users.”

OpenGL ES Support Enables 3D Games and Graphics for BlackBerry Smartphones

With OpenGL ES support, Java developers will have the ability to build 3D games and graphics for BlackBerry smartphones running BlackBerry OS 5.0 and higher. The OpenGL ES support is available through an update of the BlackBerry® Java® Software Development Kit (BlackBerry Java SDK). A beta version of the BlackBerry Java SDK 5.0 including OpenGL ES support is available at http://na.blackberry.com/eng/developers/devbetasoftware/javasdk5.jsp

GUI Builder for BlackBerry Java Plug-in for Eclipse to Simplify User Interface Design

An upcoming GUI builder integrated into the BlackBerry Java Plug-in for Eclipse will make it faster and easier for Java developers to build user interfaces for BlackBerry applications. Developers will be able to rapidly create and localize complex user interfaces with a WYSIWYG (what-you-see-is-what-you-get) view and drag and drop capabilities. The Java GUI builder will also allow developers to easily preview their user interface design on different BlackBerry smartphones.

The GUI builder for the BlackBerry Java Plug-in for Eclipse will be previewed this week at the 2009 BlackBerry Developer Conference (www.blackberrydeveloperconference.com). It is expected to be available in mid 2010.

New BlackBerry Theme Studio Enables Easy Theme Design, Illustration and Animation

RIM is also announcing the availability of BlackBerry Theme Studio – a free suite of theme design, illustration and animation tools that make it easier to create custom interfaces (themes) for BlackBerry smartphones running BlackBerry OS 4.2.2 and higher, including the new BlackBerry® Storm2™ and BlackBerry® Bold™ 9700 smartphones.

BlackBerry Theme Studio includes:

-
BlackBerry Theme Builder – a design tool for customizing a smartphone’s user interface, including the home screen layout, fonts, icons, message list colors, cursors, dialog boxes and home screen application icons.

-
BlackBerry Composer – an illustration and animation tool for creating animated SVG graphics that can be used to add animation to theme buttons and backgrounds as well as animate web sites and applications for BlackBerry smartphones.

BlackBerry Theme Studio 5.0, which replaces the previously available Plazmic Content Developer’s Kit™, features the ability to import Adobe Photoshop files to BlackBerry Theme Builder, add ringtones and build screen transitions such as zooming, sliding, wiping and fading within themes. Ringtones and screen transitions are supported for BlackBerry smartphones running BlackBerry OS 5.0 and higher.

RIM also announced today that themes for BlackBerry smartphones can now be submitted to BlackBerry App World™.

BlackBerry Theme Studio is available for free and can be downloaded at www.blackberry.com/themestudio.

For more information about the BlackBerry Application Platform, visit www.blackberry.com/developer.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

Document 4

Nov 9, 2009

RIM Announces BlackBerry Academic Program

Program Provides Colleges and Universities with Curriculum and Course Content

BlackBerry Developer Conference 2009 – San Francisco – Research In Motion (RIM) (Nasdaq: RIMM, TSX: RIM) today announced the BlackBerry® Academic Program to provide colleges and universities around the world with a curriculum and course content to offer courses in administering and supporting the BlackBerry® solution and developing for the BlackBerry platform.

“Career opportunities in information technology are abundant, and there is increasing demand for people with expertise in managing BlackBerry products and services and developing BlackBerry applications,” said Robert Crow, Vice President, Industry, Government and University Relations at Research In Motion. “Millions of people are using BlackBerry smartphones in more than 170 countries today and the BlackBerry Academic Program will help colleges and universities prepare students for careers in technology and help to meet the growing demand for BlackBerry developers, administrators and technical support professionals in the global marketplace.”

Course content is currently available for mobile application development for BlackBerry® smartphones, administration of BlackBerry® Enterprise Server, and support for BlackBerry smartphones. The curriculum has been developed in collaboration with academic professionals and has been in pilot for over a year.

Mobile Application Development Courses – Students can learn about the tools and techniques for developing applications for BlackBerry smartphones. Courses cover topics such as BlackBerry smartphone features and functionality, user interface design, multimedia application development, mobile web application development and Java® application development.

Administration Courses – Mobile communication and collaboration tools continue to play a large role in boosting the productivity of enterprise workforces, and the need for trained professionals to administer and support mobile solutions has grown with it. There are over 200,000 BlackBerry® Enterprise Server installations globally and trained professionals are needed to maintain and support these deployments.

Administration courses offered through the BlackBerry Academic Program can help prepare students to administer, configure, troubleshoot, and perform essential tasks for managing a BlackBerry Enterprise Server environment.

For example, the “Maintaining a BlackBerry Enterprise Server in a Microsoft Exchange Environment” (BCP-410) course includes information that can help prepare students for the corresponding BlackBerry Certification exam as well as additional information that can help students find opportunities in IT departments of large organizations.

Support Courses – Students are trained to work in technical call centers or IT support environments in support of the BlackBerry solution. The Support courses also include information that can help prepare students for the corresponding BlackBerry Certification exam.

The BlackBerry Academic Program provides an outline of the content for each course, as well as learning materials including student textbooks (with instructor copy), student lab manuals, instructor guides and an academic product suite that covers hardware and software. Course content can be offered over the full length of a semester, or as individual modules that can be integrated into an existing information technology curriculum.

Academic Program Rolls Out

Over 500 students have already taken courses based on the BlackBerry Academic Program as part of a pilot project and several universities in Canada and the US are now in the process of incorporating courses and course content from the program into their course offerings.

For more information:

BlackBerry Academic Program - www.blackberry.com/academic

BlackBerry application development - www.blackberry.com/developer

BlackBerry Certification Program - www.blackberry.com/certification

A special track supporting the BlackBerry Academic Program has also been added to the BlackBerry Developer Conference this year in San Francisco (November 9 - 12, 2009). More information is available at www.blackberrydeveloperconference.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 9, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations